Via EDGAR

September 22, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Kyle Wiley

Re: iQSTEL Inc

Registration Statement on Form S-1

Filed September 2, 2022

File No. 333-267278

Dear Mr. Wiley:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of September 21, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed September 2, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 filed September 2, 2022

Cover Page

1. We note that holders of Series A Preferred Stock are entitled to vote together with the holders of your common stock on all matters submitted to stockholders at a rate of 51% of the total vote of stockholders. Please revise the cover page to disclose the voting and other rights of your common stock and Series A preferred stock. Additionally, please revise your risk factors to discuss risks related to these disparate voting rights. Lastly,

please revise your Principal Stockholders table on page 30 to disclose each beneficial owner's total voting power.

In response to this comment, the Company revised the cover page to disclose the voting and other rights of the common stock and Series A Preferred Stock. The Company also added a risk factor related to the voting rights and revised Principal Stockholders to disclose the beneficial owner’s voting power.

2. We note that your CEO and CFO control over 51% of your total voting power. Please revise the cover page to quantify their total voting power and to describe the significant level of control that your CEO and CFO have over all matters requiring stockholder approval.

In response to this comment, the Company disclosed that its CEO and CFO control the Series A Preferred Stock, which has the power to vote 51% of the shareholder vote, and further disclosed that they have authority over major corporate actions of the Company.

3. Cover page disclosure indicates that the offering price in your primary offering is $1.00 per share, while disclosure on page 34 indicates that the offering price is $0.35 per share.

Please revise to reconcile this discrepancy.

In response to this comment, the Company revised to state $1.00 per share.

Selling Shareholder, page 14

4. The selling shareholder table indicates Apollo Management will own 4,800,000 shares of common stock after the offering if all of its shares are sold. As it appears that Apollo

Management would not own any shares if all of its shares are sold, please revise the table or advise.

In response to this comment, the Company revised the table to state that Apollo Management will have zero shares after the offering.

5. Please revise here to disclose all of the material terms of the common stock purchase option with Apollo Management, including when the option becomes exercisable, the expiration date of the option and any other material terms.

In response to this comment, the Company has included in this section the material terms of the Common Stock Purchase Option and Registration Rights Agreement with Apollo Management.

Exhibits

6. Please file the common stock purchase option and the registration rights agreements with

Apollo Management as exhibits.

In response to this comment, the Company included the Common Stock Purchase Option and Registration Rights Agreement with Apollo Management as exhibits to the registration statement.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

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